Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

May 20, 2008

PACIFIC ASIA CHINA ENERGY INC. TO BE
ACQUIRED BY GREKA CHINA LTD. FOR APPROXIMATELY $32.40 MILLION

PACIFIC ASIA CHINA ENERGY INC. (the “Company”) today announced that it has entered into an agreement (the “Amendment Agreement”) with GREKA China Ltd. (“GREKA”) to amend the Arrangement Agreement made as of March 27, 2008 among GREKA, GREKA Acquisitions Ltd. (“Acquisitionco”) and the Company pursuant to which GREKA, through Acquisitionco, its wholly-owned British Columbia subsidiary, will acquire all of the Company’s outstanding shares. Under the Amendment Agreement, shareholders will receive $0.35 per share in consideration for the sale of their shares to GREKA - rather than the originally offered price of $0.38. The total value of the transaction is approximately $32.40 million. The adjustment in the purchase price was due to pertinent findings during GREKA’s due diligence.

The amendment and the Amendment Agreement have been approved by a majority of the Company’s Board of Directors. A majority of the Company’s Board of Directors has also resolved to recommend to shareholders that they vote in favour of the transaction, subject to the receipt by the Board of Directors of an opinion from the Company’s financial advisor, Haywood Securities Inc., that the consideration to be received by the Company’s shareholders is fair from a financial point of view, subject to the assumptions and conditions set forth in such opinion.

About the Transaction

The structure of the transaction remains unchanged by the Amendment Agreement. The transaction will be carried out by way of a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia), and must be approved by the applicable court and by 662/3 percent of the votes cast by holders of the Company’s shares. All warrants and options of the Company are to be cancelled under the plan of arrangement and the arrangement is also subject to 662/3 of votes cast by all holders of warrants, options and shares voting as a single class. Completion of the transaction is subject to customary closing conditions and is expected to occur during the third quarter 2008, shortly after receipt of shareholder and court approvals. The due diligence condition in favour of GREKA has now been removed.

Details regarding these and other terms of the transaction are set out in the Arrangement Agreement, which was filed by the Company on the SEDAR website at www.sedar.com, and in the Amendment Agreement, which will be filed on SEDAR. Further information regarding the transaction will also be contained in a proxy circular that the Company will mail to holders of its common shares in connection with the special meeting of shareholders to be held to approve the transaction. It is expected that these materials will be mailed in early June 2008 for a meeting to be held on or about July 7, 2008. Once mailed, the proxy circular will be available at www.sedar.com. All shareholders are urged to read the proxy circular once it is available.

Shareholder Support Agreements

Directors and officers of the Company holding an aggregate of approximately 11.0 percent of the outstanding common shares of the Company, have entered into agreements with GREKA to vote their shares in favour of the transaction, subject to their ability to withdraw such support in the event that the Arrangement Agreement, as amended, is terminated.

Financial and Legal Advisors

Haywood Securities Inc. is acting as financial advisor to the Company with respect to the transaction. The Company’s legal advisor is Blake, Cassels & Graydon LLP.

Green Dragon Gas

Green Dragon Gas (GDG.L) is a vertically integrated gas supplier committed to providing optimum shareholder returns through the execution of an environmentally progressive niche business plan. GREKA is Green Dragon’s wholly-owned subsidiary. GREKA is a gas supplier based in China with a focus on the exploration, development, production, distribution and sales of natural gas from coal seams, commonly known as coal bed methane or CBM. It expects to generate its own CBM supply from three projects in Shanxi province, one project in Jiangxi province and one project in Anhui province covering acreage holdings with an aggregate area of 6,620 km3 and an estimated 18.1 Tcf of GIP in aggregate. Greka expects to distribute the CBM production in these projects to its customers mainly in the form of compressed natural gas by trucks and to a lesser extent, via pipelines in the form of petroleum natural gas.

About the Company

Pacific Asia China Energy Inc. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50 percent owned subsidiary, Pace Mitchell Drilling Corp. The common shares of the Company are listed on the TSX Venture Exchange under the symbol “PCE”.

Forward-Looking Information

This press release contains “forward-looking information” that is based on the Company’s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to the potential acquisition of the Company by Greka, the value of the transaction, the meeting of the Company’s securityholders to consider the transaction and the approval of the transaction by the Company’s shareholders, as well as the Company’s plans, outlook and business strategy. The words “may”, “would”, “could”, “should”, “will”, “likely”, “expect,” “anticipate,” “intend”, “estimate”, “plan”, “forecast”, “project” and “believe” or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the ability of the Company and Greka to satisfy the closing conditions to the transaction, the outcome of the vote by the Company’s securityholders and the decision of the court.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO